ALLIANCE TECHNOLOGY FUND, INC.			Exhibit 77C
811-03131


The Special Meeting of Shareholders of Alliance Technology Fund, Inc. was held on July 6, 1998. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Eight Directors:	Shares Voted For	Withheld Authority

   John D. Carifa		   		29,856,902			467,341
   Robert C. Alexander	   		29,854,937			456,000
   David H. Dievler			29,847,498			463,438
   Charles H. Ferguson			29,838,950			471,986
   William H. Foulk, Jr.		29,850,253			460,684
   D. James Guzy				29,833,659			477,278
   Peter J. Powers			29,831,876			479,060
   Marshall C. Turner, Jr.		29,852,904			458,032




2. To ratify the selection 	 Shares	Shares Voted	 Shares
   of Ernst & Young LLP as 	Voted For   Against		Abstained
   the Fund's independent
   auditors for the Fund's
   fiscal year ending
   November 30, 1998          29,212,345	307,368		804,527





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